UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from              to

Commission File No. 1-13300

CAPITAL ONE FINANCIAL CORPORATION

ASSOCIATE SAVINGS PLAN

CAPITAL ONE FINANCIAL CORPORATION

1680 Capital One Drive

McLean, Virginia 22102

Capital One Financial Corporation Associate Savings Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2010 and 2009

Report of Independent Registered Public Accounting Firm

To the Administrator of the

Capital One Financial Corporation Associate Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Capital One Financial Corporation Associate Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia
June 23, 2011

Capital One Financial Corporation Associate Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2010	2009
Assets
Investments at fair value:
Units of Capital One pooled company stock fund	$218,658,094	$206,956,394
Shares of registered investment companies	1,182,601,834	928,404,673
Shares of fully benefit-responsive investment contracts	309,159,969	287,153,760

Total investments	1,710,419,897	1,422,514,827

Receivables:
Participant notes receivable	53,939,328	41,892,252
Employer contributions	11,977,899	29,090,041
Participant contributions	3,251,614	2,914,974

Total receivables	69,168,841	73,897,267

Net assets available for benefits at fair value	1,779,588,738	1,496,412,094
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,230,870)	(8,909,729)

Net assets available for benefits	$1,766,357,868	$1,487,502,365

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2010	2009
Additions:
Investment income:
Net appreciation of investments, attributable to:
Units of Capital One pooled company stock fund	$23,431,002	$48,535,864
Shares of fully benefit-responsive investment contracts	15,383,960	23,729,638
Shares in registered investment companies	126,412,002	174,460,281
Interest and dividends on investments	20,271,927	18,970,018

Net investment gain	185,498,891	265,695,801

Interest income from participant notes receivable	1,918,450	1,995,604

Contributions:
Employer	104,128,899	101,592,752
Participants	121,106,753	117,768,845

Total contributions	225,235,652	219,361,597
Transfer from the Hibernia Corporation ESOP Plan	9,536	33,454,514

Total additions	412,662,529	520,507,516

Deductions:
Benefits paid to participants	132,708,665	105,533,879
Administrative expenses	1,098,361	1,008,479

Total deductions	133,807,026	106,542,358

Net increase in net assets available for benefits	278,855,503	413,965,158
Net assets available for benefits:
Beginning of year	1,487,502,365	1,073,537,207

End of year	$1,766,357,868	$1,487,502,365

See accompanying Notes to the Financial Statements.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1—Description of Plan

Effective January 1, 1995, Capital One Financial Corporation (the “Company”) established and adopted the Capital One Financial Corporation Associate Savings Plan (the “Plan”) for the benefit of its eligible employees. The Company makes contributions to each eligible associate’s account, matches a portion of associate contributions and makes discretionary contributions based upon the Company meeting a certain earnings per share target or other performance metrics.

Effective July 1, 2010, the Company transitioned to a new Company contribution structure and made several administrative enhancements to the Plan. The new contribution structure provides for a Company contribution through a combination of basic and matching Company contributions. As a result, discretionary contribution payouts for 2010 were prorated for the period January 1, 2010 to June 30, 2010. See the “Contributions” section below for additional information on the new contribution structure.

Effective December 31, 2009, the Hibernia Corporation Employee Stock Ownership Plan (“Hibernia ESOP”) was merged into the Plan, which resulted in the transfer of Hibernia ESOP net assets of $9,536 and $33,454,514 into the Plan in 2010 and 2009, respectively.

The Benefits Committee of the Company was the Plan administrator, and Fidelity Management Trust Company was the Plan trustee for both the 2010 and 2009 Plan years.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of the Company and certain affiliates who are age 18 or older. Eligible employees are automatically enrolled in the Plan immediately upon hire unless they elect to opt-out of plan participation. The Plan is a qualified defined contribution retirement plan under Internal Revenue Code Section 401(k) and subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions

Under the Plan, participants can elect to make annual pre-tax and Roth contributions equal to not less than 1% or more than 50% of their eligible compensation, subject to Internal Revenue Service (“IRS”) limitations. The IRS limitation was $16,500 for 2010 and 2009. After-tax contributions, excluding Roth contributions, were permitted prior to January 1, 2008, but are no longer allowed. Participants also may contribute amounts representing distributions from other qualified plans as roll-over contributions. The Company’s contributions consist of three major components: (1) a basic safe-harbor contribution, (2) a Company matching contribution and (3) an annual discretionary matching contribution.

Effective July 1, 2010, the new contribution structure, which is summarized in the table below, provides for a Company contribution up to 7.5% of eligible compensation through a combination of basic and matching Company contributions.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Contribution Type	Pre-July 1, 2010 Contribution	New Contribution Structure
(1) Basic safe-harbor Company contribution	• 3% of eligible total cash pay	• 3% of eligible total cash pay

(2) Company matching contribution	• Up to 3% of eligible total cash pay, calculated as a 50% match on up to 6% of associate deferrals	• Up to 3% of eligible total cash pay, calculated as 100% Company match on the first 3% of associate deferrals

(3) Additional Company contributions	• Discretionary Match: 0% to 3% of salary, based upon assessment of full year Company performance	• Second Company Match: Up to 1.5% of eligible total cash pay calculated as 50% Company match on the next 3% of associate deferrals

Total Company contributions opportunity	• Maximum of 6% of total eligible cash pay plus 0% - 3% of salary	• Maximum of 7.5% of total eligible total cash pay

A basic safe-harbor contribution of 3% of eligible compensation, as defined in the Plan documents, is made for all eligible employees regardless of participation in the Plan. The Company makes “true-up” matching contributions for participants who did not receive the full match to which participants would have been entitled if participants had contributed to the Plan ratably throughout the year. The Company also may make, at the option of the Company’s Board of Directors, an annual discretionary performance matching contribution of up to 1.5% of participants’ eligible total cash pay, which is calculated based on a 50% Company match of the next 3% of associate deferral amounts. Employees who have made pre-tax and/or Roth contributions to the Plan during the Plan year are eligible for the discretionary performance matching contribution. All Company contributions are cash contributions.

The Company previously made contributions on a quarterly or annual basis, and new employees became eligible for the Company match after six months. Effective July 1, 2010, the Company began making contributions on a per-pay period basis, and new employees became immediately eligible for the Company’s matching contribution. The Benefits Committee reviewed the 2010 Company performance in the first quarter of 2011 to determine whether a discretionary Company contribution for 2010 would be made. The Benefits Committee elected to make a discretionary matching contribution of 1.5% (of base salary earned from January 1, 2010 through June 30, 2010), or $8,132,530, for 2010, which was contributed to the plan in March 2011. The Company made a discretionary matching contribution of 1.5% (of base salary earned), or $15,822,106, for 2009, which was contributed to the Plan in March 2010.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings. Allocations of employer contributions are determined based on participant contributions or eligible compensation, as defined in the Plan document. Allocations of Plan earnings are determined based upon the number of units of the Plan in each participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account as of the date of record.

Vesting

Participant contributions and the earnings on those contributions vest immediately. The Company’s basic contributions also vest immediately. The Company’s matching and annual performance matching contributions plus actual earnings thereon vest after two years of service.

Forfeited Accounts

Excess forfeited balances of terminated participants’ nonvested accounts, after payment of administrative expenses, are used to reduce future Company contributions. Forfeited nonvested accounts totaled $1,105,010 and $849,277 as of December 31, 2010 and 2009, respectively. Forfeitures used to reduce administrative expense totaled $495,088 and $674,004 in 2010 and 2009, respectively.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Investment Options

All investments in the Plan are participant-directed. Participants may change their investment options at any time. The Company currently offers 22 investment options, which are described below:

•

Capital One Pooled Company Stock Fund—Monies are invested by the Trustee in a unitized trust fund which invests in shares of the Company’s common stock. The Trustee shall also be permitted to invest in short-term temporary investments, including pooled funds which bear interest at market rates.

•	Fidelity Capital Appreciation Fund—Monies are primarily invested in common stocks.

•

Goldman Sachs Large Cap Value Fund—Monies are primarily invested in a diversified portfolio of equity investments in large-cap U.S. issuers with public stock market capitalizations within the range of the market capitalization of companies constituting the Russell 1000® Value Index at the time of investment.

•	Wells Fargo Capital Growth Fund—Monies are principally invested in securities of large-capitalization companies that the manager believes to offer the potential for above-average earnings growth.

•

Spartan U.S. Equity Index Fund—Monies are primarily invested in common stocks included in the S&P 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.

•	Hartford Small Company Fund—Monies are primarily invested in common stocks of small capitalization companies.

•	Hartford Mid Cap Fund—Monies are primarily invested in common stocks of mid-capitalization companies.

•	Northern Small Cap Value Fund—Monies are primarily invested in equity securities of small capitalization companies.

•	Dodge & Cox International Stock Fund—Monies are primarily invested in equity securities of companies outside the U.S. from at least three different foreign countries, including emerging markets.

•

Lazard Emerging Markets Equity Fund—Monies are primarily invested in equity securities of companies whose principal business activities are located in emerging market countries, with a focus on Latin America, the Pacific Basin and Eastern Europe.

•

BGI LifePath Fund (2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and Retirement)—Each fund is a broadly diversified portfolio, tailored to the investment horizon of the fund. The name of each fund (e.g., BGI LifePath 2015) represents the year during which the investor will most likely begin to draw interest and/or principal out of his or her investment portfolio.

•	Dodge & Cox Balanced Fund—Monies are primarily invested in a diversified mix of common and preferred stocks and investment-grade bonds, generally rated in the top four rating categories.

•	PIMCO Total Return Fund—Monies are invested in all types of bonds, including U.S. government, corporate, mortgage and foreign.

•

Invesco Stable Value Fund—Monies are invested in a diversified portfolio of investment contracts issued by high-quality insurance companies and banks, with each contract carrying a crediting rate of interest, and backed by high quality securities.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Participant Notes Receivable

Participants may elect to borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through semi-monthly payroll deductions. Management has evaluated participant notes receivable for collectability and has determined that no allowance is considered necessary.

Payment of Benefits

A participant may elect to receive an amount up to the vested value of his or her account through a lump-sum distribution, upon the participant’s death, hardship, retirement or termination of service. If the participant has invested in the Capital One Pooled Company Stock Fund, he or she may elect to receive distributions of whole shares of common stock with fractional shares paid in cash.

Administrative Expenses

Accounting fees and the majority of administrative expenses of the Plan are paid by the Company.

Note 2—Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Valuation and Income Recognition

The Plan’s investments are reported at fair value, and securities transactions are recorded as of the trade-date. The fair value of units in the Capital One Pooled Company Stock Fund is determined based upon the stock price of the last reported sales price on the last business day of the Plan year. The fair value of shares of registered investment companies is based on quoted market prices, which represent the net asset values of shares held by the Plan as of year-end. The Plan’s investment in Invesco Stable Value Fund has underlying investments in guaranteed investment contracts (“GICs”) and synthetic GICs, as well as cash equivalents, and is accounted for at contract value. The contract value is equal to the principal balance plus accrued interest, which represents the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. These fully benefit-responsive investment contracts are reported at fair value in the Plan’s Statements of Net Assets Available for Benefits, with a corresponding adjustment to reflect these investments at contract value.

Participant notes receivable are recorded at their unpaid principal balance plus any accrued but unpaid interest.

The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis for the years ended December 31, 2010 and 2009. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Recently Issued and Adopted Accounting Guidance

Reporting Loans to Participants by Defined Contribution Plans

In September 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance related to the reporting of loans to participants by defined contribution plans. The new guidance requires participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance is effective for the fiscal years ending after December 15, 2010, and required to be applied retrospectively to all periods presented. The Plan adopted this guidance on January 1, 2010 and reclassified participant loans from plan investments to a component of receivables for both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this standard did not have a material impact on the Plan’s financial statements.

Improving Disclosures About Fair Value Measurements

In January 2010, the FASB issued guidance to improve disclosures about fair value measurements, which amended the previous disclosure requirements for fair value measurements. The new guidance requires disclosure of significant transfers in and out of Levels 1 and Level 2 of the fair value hierarchy for fiscal years beginning after December 15, 2009, whereas the previous rules only required the disclosure of transfers in and out of Level 3. The new guidance also requires that information on purchases, sales, issuances and settlements in the rollforward of Level 3 activity be presented on a gross basis rather than on a net basis, effect for fiscal years beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010, except for the new requirement related to the Level 3 roll forward. Gross presentation in the Level 3 roll forward is effective for the Plan in 2011. The Plan’s adoption of this guidance did not affect the Statements of Net Assets Available for Benefits or the Statements of Changes Net Assets Available for Benefits since it amends only the disclosure requirements for fair value measurements. See “Note 4—Fair Value Measurements” for additional information and related disclosures regarding fair value measurements.

Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”)

In May 2011, the FASB issued amended guidance on fair value that is intended to provide a converged fair value framework for U.S. GAAP and IFRS. The amended guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. While the amended guidance continues to define fair value as an exit price, it changes some fair value measurement principles and expands the existing disclosure requirements for fair value measurements. The amended guidance is effective for public entities for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance requires prospective application and disclosure in the period of adoption of the change, if any, in valuation techniques and related inputs resulting from application of the amendments and quantification of the total effect, if practicable. The Plan intends to adopt the amended guidance in the first quarter of 2012. The Company is currently assessing the impact that adoption of the guidance will have on the financial statements of the Plan.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 3—Investments

The Plan’s investments are held in a trust administered by the Trustee. A complete listing of the Plan’s investments as of December 31, 2010 is included in the Supplemental Schedule of Plan Assets—Schedule H. The table below presents investments that represented 5% or more of the Plan’s net assets as of December 31, 2010 and 2009.

	December 31,
	2010	2009
Invesco Stable Value Fund	$309,159,969	$287,153,760
Capital One Pooled Company Stock Fund	218,658,094	206,956,394
Spartan U.S. Equity Index Fund – Fidelity Advantage Class	194,092,667	167,379,738
Dodge & Cox International Stock Fund	136,746,984	119,866,591
Dodge & Cox Balanced Fund	121,102,061	109,896,181
PIMCO Total Return Fund	119,695,533	101,015,644
Goldman Sachs Large Cap Value Fund	89,538,708	78,658,883
Wells Fargo Capital Growth Fund	*	74,044,790

*	Investment was below 5% of Plan’s net assets as of December 31, 2010.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Fully Benefit-Responsive Investment Contracts

The Invesco Stable Value Fund invests primarily in investment contracts such as traditional GICs and wrapper contracts (also known as synthetic GICs). In a traditional GIC, the issuer takes a deposit from the Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Fund. In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).

The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The key factors that influence future interest crediting rates for a wrapper contract include the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into and out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract and the duration of the underlying investments backing the wrapper contract. Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These circumstances include termination of the Plan; a material adverse change to the provisions of the Plan; the employer makes an election to withdraw from a wrapper contract in order to switch to a different investment provider; or the terms of a successor Plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for the issuance of a clone wrapper contract. Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status; an un-cured material breach of responsibilities; or material and adverse changes to the provisions of the Plan. If one of these events occurred, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The Invesco Stable Value Fund (“Fund”) is presented in the financial statements at contract value, as reported to the Plan by the Trustee. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield for the investment contracts based on actual earnings was 2.50% and 3.06% in 2010 and 2009, respectively. This average actual yield represents the annualized earnings of all investments in the Fund during each year divided by the fair value of all investments in the Fund as of December 31, 2010 and 2009, respectively. The average yield adjusted to reflect the actual interest rate credited to participants was 3.65% and 4.11% in 2010 and 2009, respectively. The average credited yield represents the annualized earnings credited to participants in the Fund during each year divided by the fair value of all investments in the Fund as of December 31, 2010 and 2009, respectively.

Note 4—Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value valuation techniques are required to maximize the use of observable inputs and minimize the use of unobservable inputs and also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are as follows:

Level 1 —	Valuation is based upon quoted prices for identical instruments traded in active markets. Level 1 assets and liabilities include debt and equity securities traded in an active exchange market, as well as U.S. Treasury securities.

Level 2 —	Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Valuation is determined using model-based techniques with significant assumptions not observable in

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

the market. These unobservable assumptions reflect the Company or fund’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques can include the use of third party pricing services, option pricing models, discounted cash flow models and similar techniques.

Financial Assets Measured at Fair Value on a Recurring Basis

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Fully benefit-responsive investment contracts:
Invesco Stable Value Fund	$308,751,487	—	$408,482	$309,159,969
Common stock:
Financial services	218,658,094	—	—	218,658,094
Mutual funds:
Index funds	194,092,667	—	—	194,092,667
Growth funds	137,240,144	—	—	137,240,144
Balanced funds	240,797,594	—	—	240,797,594
Value funds	255,100,220	—	—	255,100,220
Lifecycle investment funds	159,077,350	—	—	159,077,350
International funds	136,746,984	—	—	136,746,984
Other funds	59,546,875	—	—	59,546,875

Total investments at fair value	$1,710,011,415	—	$408,482	$1,710,419,897

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Fully benefit-responsive investment contracts:
Invesco Stable Value Fund	$286,730,795	—	$422,965	$287,153,760
Common stock:
Financial services	206,956,394	—	—	206,956,394
Mutual funds:
Index funds	167,379,738	—	—	167,379,738
Growth funds	32,111,671	—	—	32,111,671
Balanced funds	210,911,825	—	—	210,911,825
Value funds	231,086,183	—	—	231,086,183
Lifecycle investment funds	91,261,245	—	—	91,261,245
International funds	149,706,237	—	—	149,706,237
Other funds	45,947,774	—	—	45,947,774

Total investments at fair value	$1,422,091,862	—	$422,965	$1,422,514,827

There were no transfers between Levels 1 and 2 during 2010 or 2009.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Level 3 Instruments Only

The table below details changes during 2010 and 2009 in wrapper contracts and participant notes receivable measured at fair value using significant unobservable inputs (Level 3).

Changes in Fair Value
Shares of fully benefit-responsive investment contracts:
Balance as of January 1, 2009	$363,959
Total unrealized gains	59,006
Interest	—
Issuances and settlements (net)	—

Balance as of December 31, 2009	$422,965
Total unrealized losses	(14,483)
Interest	—
Issuances and settlements (net)	—

Balance as of December 31, 2010	$408,482

Level 3 Valuation Techniques

The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding and adjusted for the holding’s credit quality rating.

Note 5—Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 6—Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated January 12, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”); therefore, the related trust is exempt from taxation. Subsequent to the issuance of this determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Because the Plan is being operated in compliance with the applicable requirements of the Code, the Plan administrator believes that the Plan is qualified and the related trust is tax exempt.

Note 7—Transactions with Parties-in-Interest

The Plan had invested $218,658,094 and $206,956,394, at fair value, in the Capital One Pooled Company Stock Fund as of December 31, 2010 and 2009, respectively. The Plan also had invested $50,958,799 and $32,111,671, at fair value, in the Fidelity Capital Appreciation Fund as of December 31, 2010 and 2009, respectively. Transactions involving these investments are considered to be party-in-interest transactions for which a statutory exception exists.

Capital One Financial Corporation Associate Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 8—Reconciliation of Financial Statements to Form 5500

The following table presents a reconciliation of net assets available for benefits as of December 31, 2010 and 2009 per the financial statements to the net assets available for benefits per the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits:
Net assets available for benefits, per the financial statements	$1,766,357,868	$1,487,502,365
Adjustment from contract value to fair value for fully benefit-responsive investment	13,230,870	8,909,729
Benefits payable to participants	(2,573,479)	(2,133,510)
Deemed loan distributions	(211,099)	(152,483)

Net assets available for benefits, per the Form 5500	$1,776,804,160	$1,494,126,101

The following table presents a reconciliation of benefits paid to participants for the years ended December 31, 2010 and 2009 per the financial statements to the benefits paid to participants per the Form 5500:

	December 31,
	2010	2009
Benefits paid to participants:
Benefits paid to participants, per the financial statements	$132,708,665	$105,533,879
Benefits payable to participants at end of year	2,573,479	2,133,510
Benefits payable to participants at beginning of year	(2,133,510)	(209,568)
Deemed loan distributions	211,099	152,483

Benefits paid to participants, per the Form 5500	$133,359,733	$107,610,304

The following table presents a reconciliation of net investment gain (loss) per the financial statements for the years ended December 31, 2010 and 2009 per the financial statements to the net investment gain (loss) per the Form 5500:

	December 31,
	2010	2009
Net investment gain:
Net investment gain, per the financial statements	$185,498,891	$265,695,801
Interest income form participant notes receivable	1,918,450	1,995,604
Prior year adjustment from contract value to fair value for fully benefit-responsive investment, prior year	8,909,729	5,778,198
Adjustment from contract value to fair value for fully benefit-responsive investment	13,230,870	8,909,729

Net investment gain, per the Form 5500	$209,557,940	$282,379,332

Supplemental Schedule

Capital One Financial Corporation Associate Savings Plan

Employer Identification Number 54-1719854; Plan Number 002

Schedule H—Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value
		Shares/Rate		(e) Current Value
*	Capital One Pooled Company Stock Fund:
	Corporate common stock	4,166,498	shares	$213,641,903
	Interest-bearing cash	5,016,191	par	5,016,191

	Total Capital One Pooled Company Stock fund			218,658,094

	Registered investment companies:
	Spartan U.S. Equity Index Fund	4,363,594	shares	194,092,667
	Dodge & Cox International Stock Fund	3,829,375	shares	136,746,984
	Dodge & Cox Balanced Fund	1,724,609	shares	121,102,061
	PIMCO Total Return Fund	11,031,846	shares	119,695,533
	Goldman Sachs Large Cap Value Fund	7,652,881	shares	89,538,708
	Wells Fargo Capital Growth Fund	5,245,067	shares	86,281,345
	Hartford Mid Cap Fund	2,583,300	shares	62,231,703
	Hartford Small Company Fund	2,981,192	shares	52,647,843
	Lazard Emerging Markets Equity Fund	2,412,584	shares	52,546,088
*	Fidelity Capital Appreciation Fund	2,011,002	shares	50,958,799
	Northern Small Cap Value	3,332,148	shares	50,681,966
	BGI Lifepath 2025	2,273,592	shares	23,054,221
	BGI Lifepath 2030	2,244,713	shares	22,402,232
	BGI Lifepath 2035	2,203,446	shares	21,615,801
	BGI Lifepath 2050	2,129,321	shares	20,249,843
	BGI Lifepath 2020	1,725,040	shares	17,819,659
	BGI Lifepath 2040	1,829,843	shares	17,676,283
	BGI Lifepath 2045	1,844,224	shares	17,557,017
	BGI Lifepath 2015	1,118,149	shares	11,762,926
	BGI Lifepath Retirement	629,707	shares	6,939,368

	Total registered investment companies	63,165,633	shares	1,175,601,047

*	Participant-directed brokerage accounts:
	Fidelity Brokeragelink (1)	Various mutual funds and common stocks		7,000,787
	Fully benefit-responsive investment contracts:
	Invesco Stable Value Fund	24,833,841	shares	309,159,969

	Total investments			1,710,419,897
*	Participant notes receivable, maturing through 2032	3.25% - 9.25%	interest rates	53,939,328

	Total as of December 31, 2010			$1,764,359,225

*	Indicates a party-in-interest to the Plan.
(1)	Certain investments in the Fidelity Brokerage Link accounts are issued by a party-in-interest to the Plan.

Note: Column (d) is not applicable as all investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CAPITAL ONE FINANCIAL CORPORATION ASSOCIATE SAVINGS PLAN

(Name of Plan)

By:	/s/ JORY A. BERSON
Name:	Jory A. Berson on behalf of the Benefits Committee, as Plan Administrator

Dated: June 23, 2011